Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Wednesday March 08, 2023 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date JHXAK RESTRICTED STOCK UNIT 145,441 01/03/2023 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 8/3/2023 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities in an existing class issued under an +employee incentive scheme ASX +security code and description JHXAK : RESTRICTED STOCK UNIT Date the +securities the subject of this notification were issued 1/3/2023 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates being issued +securities. Name of KMP Name of registered holder Number of +securities Beastrom, Timothy Same 8,970 Beastrom, Timothy Same 16,099 Beastrom, Timothy Same 8,970 Claus, Christian Same 9,613 Claus, Christian Same 17,253 Claus, Christian Same 7,932 Majeed, Farhaj Same 4,485 Majeed, Farhaj Same 8,049 Majeed, Farhaj Same 40,365 Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms "Refer to the 2001 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5562 Refer to the 2006 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5390 Yes Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 Any other information the entity wishes to provide about the +securities the subject of this notification "145,441 Restricted Stock Units (RSUs) granted, which comprise of the following: ·  Grant of 80,972 Restricted Stock Units (RSUs) granted under the James Hardie Industries Equity Incentive Plan 2001 (2001 Plan) Grant of 23,068 Returned on Capital Employed (ROCE) RSUs, under the 2006 LTI Plan granted to newly hired executives. ROCE RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions; and Grant of 41,401 Relative Total Shareholder Return (TSR) RSUs, under the 2006 LTI Plan granted tonewly hired executives. TSR RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions." Issue details Number of +securities 145,441

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 445,857,974 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 3,005,389 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes